U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB


      General Form For Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           EWRX INTERNET SYSTEMS INC.
                 (Name of Small Business Issuer in its charter)


                 NEVADA                                980117139
      (State or other jurisdiction of              (I.R.S. Employer
       incorporation or organization              Identification No.)


         #301-543 Granville Street
            Vancouver, BC Canada                          V6C 1X8
         ----------------------------                ---------------
      (Address of principal executive offices)         (Zip Code)



                Issuer's telephone number,    604-669-6079


               Securities to be registered under Section 12(b)
                                  of the Act:

                                      None



                 Securities to be registered under Section 12(g)
                                  of the Act:

                                  Common Stock
                                (Title of class)

                               TABLE OF CONTENTS


                                                                         Page
                                                                         ----
Part 1   Item 1   Description of Business                                  1

         Item 2   Management's Discussion and Analysis or
                  Plan of Operation                                       10

         Item 3   Description of Property                                 14

         Item 4   Security Ownership of Certain Beneficial Owners
                    and Management                                        16

         Item 5   Directors, Executive Officers, Promoters
                    and Control Persons                                   17

         Item 6   Executive Compensation                                  21

         Item 7   Certain Relationships and Related Transactions          22

Part 2   Item 1   Market Price and Dividends of the Registrant's
                    Common Equity and Other Shareholder Matters           23

         Item 2   Legal Proceedings                                       24

         Item 3   Changes in and Disagreement with Accountants            24

         Item 4   Recent Sales of Unregistered Securities                 25

         Item 5   Indemnification of Directors and Officers               26

Part F/S Financial Statements                                             26

Part 3   Exhibit Index                                                    27

Signatures                                                                28

                           FORWARD LOOKING STATEMENTS

         WHEN USED IN THIS REGISTRATION STATEMENT, THE WORDS "EXPECT, "ANTICIPATE," "INTEND," "PLAN," BELIEVE," "SEEK," AND "ESTIMATE" OR SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. HOWEVER, THIS REGISTRATION STATEMENT ALSO CONTAINS OTHER FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING RISK FACTORS, WHICH COULD CAUSE THE COMPANY'S FUTURE RESULTS AND STOCK VALUES TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENT MADE BY OR ON BEHALF OF THE COMPANY. MANY SUCH FACTORS ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. READERS ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE PUBLICLY ANY AND ALL FORWARD-LOOKING STATEMENTS, WHETHER AS RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


ITEM 1.  DESCRIPTION OF BUSINESS

Corporate Background
--------------------
     EWRX Internet Systems Inc. (the "Company", "Registrant" or "EWRX") is a publicly traded company. Its primary businesses are destination community Websites, electronic commerce projects (e-commerce) and Website development focused in the Specialty Automotive Aftermarket defined below. EWRX was incorporated in the State of Nevada on June 25, 1997. The shares of the Common Stock of the Company trade on the OTC Bulletin Board under the trading symbol "EWRX." The Website of the Company is ewrx.com and the logo of the Company is "ewrx.com, Where the Net Works". The corporate office of EWRX is located at #301
- 543 Granville Street, Vancouver, BC, Canada V6C 1X8 and its telephone and fax numbers are (604) 669-6079 and (604) 669-6042.

     Prior to 1999, the Company's sole business was in the resource sector and the Company held certain mineral interests in the Ukraine. The interests were held in a joint venture with a private Ukrainian company in the development and production of marketing industrial garnets for abrasive applications. Due to poor market conditions and the uncertainty of financing the development of mineral properties located in Ukraine, the Company elected to abandon these mineral interests in the fourth quarter of 1998.

     In the first quarter of 1999, the Company made the strategic decision to change its business focus. In particular, the Company implemented a new business strategy to acquire, finance and operate Internet related companies that either have existing Websites or Websites that are under development and are capable of operating profitably. The Company believes that the substantial growth in Internet commerce activities ("e-commerce") in recent years, when combined with carefully selected acquisition and development opportunities, represents a significant business opportunity. Effective May 14, 1999, shareholders approved changing the name of the Company from Europa Resources Inc. to EWRX Internet Systems Inc. (pronounced "e-works").


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                                       2

Corporate Objective
-------------------
     The corporate objective of EWRX is to provide on the Internet services for users within the Specialty Automotive Aftermarket with a online community where customers can interact, acquire relevant information and have easier access to the goods and services that are part of the Specialty Automotive Aftermarket community.

     The Specialty Automotive Aftermarket is defined as the market consisting of automotive products added to a vehicle by choice and not need. This market includes products to enhance the appearance, performance and enjoyment of vehicles and excludes other products such as oil filters, sparkplugs and other maintenance and repair items. The products sold in the market also include customizing parts, apparel, scale models, repair books and instructions, insurance, financing and travel services.

     When evaluating the Specialty Automotive Aftermarket, EWRX found a growing but fragmented industry made up of a large number of smaller markets that together service millions of people who have a high degree of interest in the products and services within this market. This market is estimated to be $20 billion per year according to SEMA (Specialty Automotive Equipment Marketing Association), the largest automotive trade association in the world in its 1998 Market Report.

Acquisition of Classic Car Source and North Fork Publishing
-----------------------------------------------------------
     During the second quarter of 1999, the Company completed the first acquisition as part of its new Internet-related business strategy. EWRX acquired 100% of the shares of Common Stock of Classic Car Source, Incorporated ("Classic Car") and 100% of the shares of Common Stock of North Fork Publishing Incorporated ("North Fork") by issuing 1.45 million shares of Common Stock of the Company and paying $200,000 in cash. These companies were previously held privately under common control by the principals of Classic Car and North Fork.

     EWRX owns two Internet websites, Classicar.com and ClassicTruckshop.com, ("EWRX Websites") two of the larger destination Internet websites for classic vehicle enthusiasts. Combined, the two sites average 7.5 million hits and 2.5 million page views per month. The sites contain more than 3,500 pages of content and 93 chat groups and messages boards that are supervised by more than 30 volunteers across the United States. Users can share technical tips, information and stories with other enthusiasts, classified advertising, monthly e-mail, newsletters, buying and selling of parts and other products and services.

     North Fork Webwrx, a Website developer provides design and consulting services to clients in the Specialty Automotive Aftermarket. North Fork develops and services over 70 websites and adds Website development capability to EWRX. North Fork provides custom software and Website design services, Internet database services and custom e-commerce software solutions to a variety of businesses seeking to maximize the use of the Internet. North Fork provides technical support services to Classic Car. Typically, North Fork retains the ownership and rights to proprietary software and related systems that are developed in conjunction with custom projects. The developed software is also available to other users in the Internet business.

Business Objectives
-------------------
     EWRX's primary objective is to capture a portion of the $20 billion a year Specialty Automotive Aftermarket in the next twelve months. (Reference is SEMA's 1998 Market Report.)

     To  achieve  the  primary  objective,   EWRX  has  several  short-term  and
medium-term business objectives which must be completed.

1)   Raise $3 million in capital for the immediate requirements in 1999.

          EWRX intends to raise up to $3 million through a private placement in 1999 to be used for the re-development and re-programming of the Classicar.com and Classictruckshop.com Websites, promotion of the EWRX Websites and to increase the shareholder base of the Company.

2)   Complete  the   re-development  and  re-programming  of  Classicar.com  and
     Classictruckshop.com by the fourth quarter of 1999.

          This work will be accomplished in conjunction with the contract with Xceed and includes full development of e-commerce capabilities preparing the sites for the 21st Century.

3)   Complete the development of MotorWrx.com in the first quarter of 2000.

          MotorWrx.com provides a single gateway on the Internet to the EWRX group of Websites located within the portal. EWRX intends MotorWrx.com to be one of the largest single destination sites for the Specialty Automotive Aftermarket on the Internet and it is planned to provide a single point entry for automotive enthusiasts in the worldwide market.

4) Complete the development of BigBadCatalog.com, the major EWRX electronic catalog, by mid 2000.

          This work will be part of the Xceed contract for development and programming. See Strategic Alliances and Affiliations. EWRX will be integrating digitized standard printed catalogs for a large number of parts manufacturers and distributors into BigBadCatalog.com. This will create a centralized point where automotive parts can be purchased directly from manufacturers and distributors.

5) Complete additional acquisitions, joint ventures and/or strategic alliances of major Website-related companies by year-end 2000.

          EWRX has identified and is in initial discussions and negotiations with other Specialty Automotive Aftermarket Website companies that may be potential acquisitions, joint venture partners or with whom to form strategic alliances. The focus of these relationships will be to create or acquire content-related Website communities for various aspects of the Specialty Automotive Aftermarket. These communities are accessed through the MortorWrx.com portal and will provide additional revenue streams.

6) Increase brand awareness for the EWRX, Motorwrx.com, ClassicCar.com, Classictruckshop.com and related Websites and brands.

          EWRX has initiated a program to significantly increase overall brand awareness of the various EWRX Websites through a national program with co-sponsors and significant advertising effort. In addition EWRX is participating as a major exhibitor and speaker at the November 1999 SEMA show in Las Vegas.

7)   Raise $25 million in capital for acquisitions,  development of Websites and
     e-commerce,   advancement  of  Website  development  services  and  working capital.

          EWRX anticipates the undertaking of an offering in the public market in the first half of 2000. The Company also anticipates that this offering would be paralleled by an offering in Europe on a major European exchange such as the Frankfurt or London exchanges. No assurance can be given that any such offering shall occur.

8)   North Fork WebWrx Projects:

          North Fork Webwrx is a leading Internet solutions provider serving the Specialty Automotive Aftermarket with high-end web site design, Internet database programming, custom e-commerce applications and strategic Internet marketing consulting. With public acceptance of the Internet surging, and business to business commerce revolutionizing the traditional distribution system, EWRX believes North Fork is well positioned for several years of Internet development services.

          North Fork has revenue-producing projects for a variety of clients in the following areas:

          Website development. This range of service represents the largest revenue stream and includes the design, development, and maintenance of a wide range of business to business commerce sites, Intranet (internal business communications) and large-scale consumer sites.

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                                       5


          Online advertising. North Fork will continue to develop banner ads and other online advertising projects for Classicar.com and classictruck.com as well as the new sites within the motorwrx.com portal (light-truck, off-road, racing, custom, etc.). In addition to these sites demanding banner ads, there are other opportunities North Fork is prepared for:

          1. Online advertising. Banner ad development, banner placements and other online advertising projects for other parties.

          2. Market consulting. North Fork will continue to develop market consulting, such as Internet launch strategies, site development analysis and Internet marketing plans.

          3.   Web site hosting. North Fork currently host over 70 web sites for
               classic   car  and   classic   truck   related   businesses   and
               organizations.

          4. Special projects. North Fork has developed proprietary software for high-end grocery kiosks and intends to generate more revenue by distributing this software to a large chain grocery and a high traffic consumer portal site.

Strategic Alliances and Affiliations
------------------------------------
     Xceed, Inc.

          In July 1999, EWRX signed a consulting agreement with Xceed, Inc., a world leading Internet architect and e-commerce solution provider. Under the terms of the agreement, Xceed was appointed as the Company's Internet consultant and co-developer in connection with the redevelopment and re-programming of EWRX Websites. The Company expects to have its Websites' e-commerce operational in the fourth quarter of 1999. The EWRX affiliation with Xceed will provide an accelerated development of its Websites and enhance the visibility of EWRX on the Internet marketplace.

          As part of the business relationship with Xceed, it may make an equity ownership in the Company. Further, EWRX expects to build a partnership with Xceed including business contacts and association among Xceed , EWRX and their other Internet clients.

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                                       6


     Data Return Inc.

          Data Return of Dallas-Ft. Worth, an Internet hosting facility has provided Website hosting to EWRX, its subsidiaries and many of its clients since January 1998. Data Return manages a remote data center with more than 350 Compaq ProLiant systems running the Microsoft Windows NT Server network operating system. Data Return hosts business-critical Websites for individual companies as well as for Internet service providers (ISPs), Website developers, and telecommunications carriers. The firm's staff consists of Microsoft-certified and Compaq-certified professionals.

          All equipment is housed in multiple data centers in Dallas-Fort Worth and connected to the Internet via a multi-backbone network with local access to seven Tier-1 backbone providers. In layman's terms, this means that Data Return provides seven redundant connectors to provide service continuity. Further, Data Return utilizes two backup diesel generator systems to supplement conventional power sources in the event of loss of primary power.

     Specialty Equipment Marketing Association (SEMA)

          Since 1996, EWRX subsidiaries have been members of The Specialty Equipment Marketing Association, the largest automotive aftermarket trade association in the world. Dan Jondron, President of Classicar.com and North Fork WebWrx, has been SEMA's primary instructor for Internet marketing related topics since that time. At SEMA's request, EWRX has provided a detailed proposal to construct what will become the primary business-to-business Internet site for SEMA's 3,500 member companies. Selection is in progress for this proposal and North Fork Webwrx is among two other companies on the list for consideration for this project.

Markets and Marketing Plan
--------------------------
Market Overview - Specialty Automotive Aftermarket

     All references in this section are from SEMA's 1998 Market Report

     The Specialty Automotive Aftermarket is made up of a large number of smaller markets, with their own interests, products and services. This market is strictly driven by buyers seeking specific products and services related to the hobby aspects of vehicles as opposed to transportation and maintenance.

     Because of market fragmentation and because the Internet is new to the Specialty Automotive Industry, the public has not been exposed to the wide variety of goods and services available to it from this market.

     Despite the fragmented market, it is a growing market. In 1997, the retail sales of the Specialty Automotive Aftermarket, were $19.3 billion dollars and the market has grown 57.4% since 1990, at a compounded annual growth rate of 8% per year.

     The consumers who make up this industry are predominately younger to middle aged men. Over 55% are under the age of 44, and enjoy higher education and higher income levels than the general population. On average these consumers own
2.9 vehicles and are willing to spend a significant amount of money ($1,000-$5,000 a year depending on the market niche) to improve the appearance and performance of their vehicles

     In general, the Market can be divided into three main segments.

     1)  Specialty Accessories and Appearance, (52.4% market share)
                  Includes all exterior or interior products that improve either the comfort or looks of a vehicle.

     2)  Racing and Performance (22.9% market share)
                  Includes all products that improve performance and efficiency (for example: carburetors, spark plugs, drive shafts and other engine parts).

     3)  Wheels, tires and suspension components (24.7% market share)
                  Includes specialty products for wheels such as performance shocks, struts, specialty high performance tires and brakes.

     Out of these three main market segments, there are seven acknowledged and well defined-sub-markets and one miscellaneous sub-market. These include:

     Light-truck Market - parts and services that change the appearance, performance, and/or handling of light trucks (pickups, vans and sports utility vehicles).

     Racing Market - products for "off-street" professional and amateur racing or motorsports.

     Off-road Market - products designed to modify the appearance, performance and/or handling of vehicles for use off paved roads.

     Restoration Market - products and services used in returning vehicles, particularly classics, to their original manufactured condition.

     Street Performance Market - products for the "muscle car or performance car market used to change the appearance, performance and/or handling of vehicles for street use.


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                                       8


     Restyling Market - products used to modify the exterior or interior styling of vehicles after they have left the factory and are not found in other market categories.

     Street Rod and Custom Market - products and services used in the construction, maintenance, and operation of street rods and customs.

     Other Markets - products that do not neatly fit into the seven defined market segments. Typically electronic or high-tech in nature such as radar detectors and custom sound systems.

     When evaluating the Specialty Automotive Aftermarket, EWRX recognized the potential the Internet has to provide consumers in this marketplace with better prices, more selection, greater availability and easier access to products and services they desire. An industry and market of this size, with little overall public awareness made up of a large group of viewers characterized as classic vehicle enthusiasts who have a strong interest in the products and services within this market, provides the Company with a unique opportunity. This opportunity is one of establishing brand dominance in this marketplace by creating an Internet portal through which all the market segments in this industry enter and congregate.

Competition and Uncertainty of Market Acceptance
------------------------------------------------
     The traditional marketplace for classic automobiles and related products and services is well established and includes mail order, retail outlets, direct customer advertising and private party transfers, all of which makes the market for the Company's services highly competitive. In addition, many companies and individuals are engaged in developing e-commerce using the Internet marketplace. Many such companies have greater financial resources and larger technical staffs than the Company, which could result in the Company being at a competitive disadvantage. In addition, companies not currently in direct competition with the Company may introduce competing products in the future.

     Introducing e-commerce based upon the Internet marketplace remains an emerging industry and is characterized by rapid technological changes and introductions of new products and services. Demand for and market acceptance of newly introduced services and products, such as those planned by the Company, are subject to a high level of uncertainty.

Dependence on Key Customers, Suppliers and Strategic Relationships
------------------------------------------------------------------
     The Company is in the development stage and has no material or critical customers, the loss of whom would have a material impact on operations. The Company does not anticipate that it will develop such relationships in the future. In July 1999, the Company entered into an agreement with Xceed which has agreed to act as the Company's Internet consultant and developer in connection with the redevelopment and programming of the Classicar.com web page. While the Company believes that other vendors can provide similar services, the loss of the agreement with Xceed could have a material adverse effect on the Company by delaying the redevelopment of its Websites, resulting in postponing revenue-generating activities.

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                                       9


Impact of Technological Change
------------------------------
     The Internet as a whole is characterized by rapid technological changes, innovations and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to design, develop and enhance its web pages and related services and to successfully market such services and to attract new customers. This will require the timely selection, development and marketing of new products or services and enhancements on a cost-effective basis. There can be no assurance that the Company will achieve these objectives or that products or technologies developed by others will not render the Company's web pages, products or technologies noncompetitive. A fundamental technological change could have a material adverse effect upon the Company.

Governmental Approvals and Regulations
--------------------------------------
     The Company believes that no significant governmental approvals are necessary for any of its products or services. Further, the Company believes that compliance with federal, state and local laws or regulations which have been enacted or adopted to regulate the environment has not had, nor will have, a material effect upon the Company's capital expenditures, earnings, competitive or financial position.

     A major risk of Internet companies is the unknown but potential regulation and taxation of Internet activities. The Internet industry is currently unregulated primarily because it is an international business subject to self-regulation by its participants who control websites in e-commerce. The United States government is examining the merits and disadvantages of regulation of content and taxation of e-commerce in the current year and in future years. The Company has no way to determine what the action of the United States government might have on its future activities and related revenues and profits.

Effect of Y2K and Risks of Year 2000 Compliance
-----------------------------------------------
     The Company has undertaken a program to protect its information technology and systems against difficulties related to the year 2000 changeover. These programs include preparedness activities in its computers, software, webserver and telecommunications. The Company has very little control over other companies, clients and Websites related to its business and cannot guarantee that systems failure will not occur with these third parties. Should these third parties not comply or correct problems associated with year 2000 compliance, those problems and non-compliance could adversely affect the Company `s businesses.

Employees
---------
     At May 31, 1999, the Company employed nine people full time and three consultants on a part-time basis.


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                                       10


     The future  success of the  Company  depends to a  significant  extent upon
certain  senior  management,   technical  personnel  and  software   development
personnel. The Company also believes that its future success will depend in large part on its ability to hire and retain highly skilled technical, managerial and marketing personnel, as well as to attract and retain replacements for or additions to such personnel in the future. Demand for new, specially trained and experienced personnel has increased worldwide. The loss of certain key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business.

Reports to Security Holders
---------------------------
     The public may read and copy any material files with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company is an electronic filer and as such, all items filed by the Company with the SEC which contain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company.

     The site is available at http://www.ewrx.com.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

Revenues and Financing
----------------------
     The Company has minimal revenues from banner advertising and Website consulting services from the Classic Car and North Fork operations. It intends to derive its principal expanded revenues from these same sources and from the electronic catalog, BigBadCatalog, and from premium memberships on its Websites. It is anticipated that the Internet and related e-commerce will continue to become more accessible and that the market opportunities for the Company will continue to expand in North America and internationally. In order to maintain sales growth, the Company intends to expand the content and to improve the services on its Websites and where appropriate add new Websites that are compatible with the exiting Websites, primarily related to the Specialty Automotive Aftermarket.


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                                       11


     The Company has been funded to date through private placements of approximately $750,000 in 1999, to acquire Classic Car and North Fork, initiate work in these operations and for corporate administrative and sales costs. In addition to the Harmonic Research Inc. agreement described below the Company continues to investigate and solicit funding primarily through private placements of its securities.

Operations for the Next Twelve Months
-------------------------------------
     The Company's intended operations for the next twelve months are set forth in Item 1 - Business Objectives. It is the intention of the Company to complete the re-design of its current Websites and implement banner advertising and gift shop sales programs by the end of 1999. Development of its electronic catalog will be completed in the first quarter of 2000. When the re-design of the Websites is completed, solicitation and implementation of the premium memberships for the Websites will begin and will be in place in early 2000. These activities are the principal sources of expanded revenues for the Company.

     The Company believes that revenues anticipated in the next twelve months and the financing as described in Item 1 - Business Objectives will provide sufficient cash flow for its operations in that twelve month period, However, no assurance can be give that the types of revenues projected by the Company or the financing contemplated by the Company will occur.

CAPITAL RESOURCES

     On July 15, 1999, the Company entered into an agreement with Harmonic Research, Inc. (Harmonic), an investment fund management company to sell by way of a private placement of units consisting of 50,000 shares of Class A common stock and one three-year warrant to purchase 50,000 shares of Class A common stock at an exercise price to be set by the Company during the negotiations with investors buying the private placement. Harmonic will also provide financial advisory services. Harmonic compensation includes an initial fee of $15,000 for the first 90 day period of the Agreement and an additional $15,000 for each 90-day period if the Agreement is extended by the Company. The Company has granted Harmonic an option to purchase three-year warrants consisting of 300,000 shares of the Company's common stock at $1.00 per share, 150,000 as of July 15, 1999 and an additional 150,000 shares when the initial $500,000 of the financing is complete. To date that option has not been exercised by Harmonic. The Company will also pay Harmonic an additional fee for any financing (including the initial $3,000,000) of 8% of the amount raised by Harmonic as a cash fee and 8% of any securities related to that financing. Harmonic is also entitled to the following fees should the Company enter into a merger, consolidation, reorganization, business combination or acquire another company where Harmonic was the finder:

          10% of the aggregate value of the transaction for the first $2,000,000 of the transaction

          8% of the aggregate value of the transaction for the second $2,000,000 of the transaction

          6% of the aggregate of the transaction for the third $2,000,000 of the transaction, and

          4% of the aggregate of the transaction remaining value of the transaction

     Proceeds from the sale of Common Stock will be used to pay offering costs and to expand the brand recognition of the Company's websites through advertising and marketing and to fund website redesign that will in turn enhance the commercial value of Websites as previously discussed. Proceeds will also be used for general working capital, and general and administrative purposes.

     The Company is dependent upon the proceeds of its proposed offering of Common Stock to implement its business plan and to finance its working capital requirements. The Company expects that if only the minimum proceeds of $500,000 are raised, it will be sufficient for the Company to fund its operations through the end of October 1999. In that event, the Company will be required to immediately seek additional financing. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. The Company may determine, depending upon available opportunities, to seek debt or additional equity financing to fund the cost of continuing expansion or other acquisitions. To the extent that the Company incurs indebtedness or issues debt securities, it will be subject to risks associated with such indebtedness, including interest rate fluctuations, collateral arrangements and the possibility that cash flows may prove inadequate to repay such indebtedness. The Company has no current arrangements with respect to, or sources of, additional financing. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms or at all. If the Company is unable to obtain the financing it requires, its ability to meet its current plans for expansion could be materially adversely affected.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is a development stage enterprise whose principal assets today are its investments in Classic Car and North Fork. From inception to date, the Company has incurred significant operating losses resulting in its working capital deficit and stockholders' deficit.

     From inception through December 1998, the Company's sole business was in the resource sector and the Company held certain mineral interests in the Ukraine. The Company's interests were held in a joint venture as discussed in
Note 2 of Notes to Financial Statements. Through 1998, the Company made payments and advances to the joint venture that aggregated $662,532. Such payments were principally funded by sales of common stock from inception through 1998. Due to poor market conditions and the uncertainty of financing the development of mineral properties located in Ukraine, the Company elected to abandon these mineral interests in the fourth quarter of 1998, which represented substantially all of the Company's assets at that time. As a result, the Company wrote-off its entire unrecovered investment in and advances to the joint venture as of December 31, 1998.

     During 1997, 1998 and for the five months ended May 31, 1999, the Company did not generated any significant operating revenues. However, with the completion of the purchase of Classic Car Source , Incorporated and North Fork Publishing Group Incorporated, as discussed previously, the Company intends to enter the e-commerce marketplace to generate future revenues. By using proprietary information management software and by using the Internet as an e-commerce marketplace, Classic Car believes that it can provide participants with enhanced selection and pricing for automotive products and services. In return, the Company plans to charge a fee, on a transaction-by-transaction basis, for all business conducted by third parties using Classic Car's websites. The Company also expects to generate additional revenues by selling advertising on its websites to third parties, an historical source of free or low revenue banner advertising for Classic Car Source. Further, the Company expects North Fork to earn increased service revenues by continuing to provide custom software and website design services, Internet database services and custom e-commerce software solutions to a variety of businesses seeking to maximize the use of the Internet.

     Expenses, other than the loss from write-off of investment in joint venture as described above, have been for salaries, including consultants, professional fees and general office expenses. As discussed previously, in the first quarter of 1999, the Company made the strategic decision to change its business focus to acquire, finance and operate Internet related companies that either have existing websites or websites that are under development and are capable of operating profitably. The Company believes that the substantial growth in Internet commerce activities ("e-commerce") in recent years, when combined with carefully selected acquisition and development opportunities, represents a significant business opportunity. As the Company funds and develops its business, general and administrative expenses are expected to increase significantly.

Development Stage Company
-------------------------
     The Company is in the development stage and has a limited operating history upon which an evaluation of its future performance and prospects can be made. The Company's prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. Since inception, the Company has generated no significant revenues and has incurred operating losses resulting in a working capital deficit. Inasmuch as the Company will continue to have a high level of operating expenses and will be required to make significant up-front expenditures in connection with the proposed development of its business, the Company anticipates that losses will continue for at least the next 12 months or until such time as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations.

Need for Additional Financing
-----------------------------
     The Company is dependent upon the proceeds of its proposed offering of Common Stock to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Should Harmonic not be successful in securing the funds under the terms of it agreement with EWRX, the Company will be required to find other means and sources of funds.

     There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These factors can affect the ability of the Company to implement its general business plan including specific plans to re-design
Websites, to develop an on-line Specialty Automotive Aftermarket equipment catalog, to implement a banner advertising sales program, to implement gift shop sales and to implement a premium membership for its Website visitors, the principal means of revenue generation for the Company's Internet markets.


ITEM 3.  DESCRIPTION OF PROPERTY

Corporate Offices
-----------------
Vancouver, British Columbia

     The general corporate activities of EWRX are conducted in the Vancouver, British Columbia office. The principal business office is #301 - 543 Granville Street, Vancouver, BC, Canada V6C 1X8. These activities include financing, investor relations, accounting, marketing and general corporate administration. The Company has six full-time employees in Vancouver.

Bellingham, Washington

     The Company's Internet operations are located in the Bellingham, Washington office. Bellingham is strategically located near Seattle's major technological and Internet employment base. The principal operations offices for Classic Car Source , Incorporated and North Fork Publishing Inc. are located at 1200 Harris Avenue, Suite 104, Bellingham, Washington 98225. The Company believes there are sufficient technical personnel in this area as required for its business activities. The activities in Bellingham include Website development and maintenance, programming and Internet consulting and marketing services. There are nine full-time employees in Bellingham.

     The Company's corporate and operations offices are leased facilities. The Company's other property consists of office equipment, Website domains and proprietary software.

Supporting Offices
------------------
     The Company maintains an executive office in Denver, Colorado. This office coordinates corporate governance, securities law compliance, legal and auditing functions.

Trademarks and Domain Sites
---------------------------
     The Company owns thirty-five (35) Websites domain names and adds new domains as required with the expansion of its Web activities. Applications for certain trademarks related to the domain names and the Company's Internet business is anticipated in 1999. Currently the Company holds no trademarks.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of June 28, 1999, regarding the record and beneficial ownership of the Common Stock with respect to: (i) any individual or group of affiliated individuals or persons owning, of record or beneficially, five per cent (5%) or more of the outstanding Common Stock; (ii) the amount of shares of Common Stock owned by each executive officer and director of the Company; and (iii) the number of shares of Common Stock owned, of record or beneficially, by the directors of the Company as a group. No shares of the Preferred Stock are issued and outstanding. Except as otherwise indicated based upon information provided by such owners, the Company believes that the beneficial owners listed below, have sole voting and investment power with respect to such shares.

                              Shares of $0.001 Par Value
Name                       Common Stock Beneficially Owned        Percent (1)
----                       -------------------------------        -----------
Ronald C. Davis                           1,667,832 (2)               12.99
       Director, President &
       Chief Executive Officer
        2746 Yale Street
        Vancouver, British Columbia
        V5K 1C3

Richard P. Ott                              350,000 (3)                2.69
       Director & Treasurer
        Vancouver, British Columbia

  William R. Wilson                         250,000 (4)                1.94
       Director & Secretary
        410 17th Street, Suite 1375
        Denver, CO 80202

Dan Jondron                                 705,822 (5)                5.50
       Director and President,
        Classic Car Source, Inc.
         1200 Harris Avenue, Suite 104
         Bellingham, WA 98225

Carl LaFlamme                               152,984 (6)                1.19
       Vice President - Marketing
         #301 - 543 Granville Street
         Vancouver, British Columbia
          V6C 1X8

Johnscott Lee                               537,123 (7)                4.19
       Classic Car Source, Inc.
       1200 Harris Avenue, Suite 104
       Bellingham, WA 98225

Peter Shepherd                            1,459,000                   11.53
      2236 134th Street
      Surrey, British Columbia
       V4A 9T9

Directors and Officers as a group         3,588,761                   28.50
  (six persons)

------------------------------
(1) In addition to 12,656,689 shares of common stock as of June 28, 1999, the percentages noted in this section assume that 1,230,000 shares of Common Stock pursuant to various option to existing management and directors which may be issued in whole or in part within 60 days of the date of this Registration Statement.

(2) Includes options to purchase 180,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(3) Includes options to purchase 350,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(4) Includes options to purchase 250,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(5) Includes options to purchase 150,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(6) Includes options to purchase 150,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(7) Includes options to purchase 150,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS (1)

         Directors, officers and key employees of the Company, their respective positions and ages and the year in which each director was first elected, are set forth in the following table. Additional information concerning each of these individuals follows the table:
                                                           Director
Name                       Age     Position                Since
----                       ---     --------                -----
Officers and Directors
----------------------
 Ronald C. Davis            48     President, Chief        Inception in 1997
                                   Executive Officer
                                   and Director

 Richard P. Ott (2)         64     Treasurer and Director  December 1997

 William R. Wilson (3)      56     Secretary and Director  October 1998

 Dan Jondron (4)            43     Director, President     June 1999
                                   Classic Car Source, Inc.
                                   and North Fork
                                   Publishing Group Inc.

Name                       Age     Position
----                       ---     --------
Other Key Employees
-------------------
 Johnscott Lee (5)          47     Vice President-Technology

 Carl LaFlamme              40     Vice President, Marketing

 Robert R. Gilmore          47     Acting Chief Financial Officer

------------------------------
(1)  All Directors and Officers serve until their successors are elected.

(2) Mr. Ott provides part-time consulting services to the Company is addition to his duties as a Director and officer.

(3) Mr. Wilson provides part-time consulting services to the Company is addition to his duties as a Director and officer.

(4)  Mr.  Jondron has an Employment  Agreement  with the Company as President of
     Classic  Car  Source  and  North  Fork   Publishing.   See  Employment  and
     Change-in-Control Arrangements.

(5) Mr. Lee has an Employment Agreement with the Company as Vice President. See Employment and Change-in-Control Arrangements


Directors & Senior Officers of EWRX
-----------------------------------
     The four directors of EWRX Internet Systems Inc., Ronald C. Davis,  Richard
P. Ott, William R. Wilson and Dan Jondron provide senior management for the Company.

     Mr. Davis, President and Chief Executive Officer, is responsible for corporate operations, financing, legal, accounting and marketing. Mr. Ott reviews corporate financing and business plans and participates in due diligence. Mr. Wilson is responsible for market research, due diligence and corporate governance. Mr. Jondron is responsible for overseeing the operations of Classic Car and North Fork WebWrx.com.

     RONALD C. DAVIS, President and Chief Executive Officer

          Mr. Davis with twenty-five years of corporate experience has headed two high-technology companies and was the founder of EWRX. His experience includes extensive work in corporate structure, financing, capital markets and marketing.

          In his career Mr. Davis has either directly been responsible for or assisted a variety of public companies in the United States and Canada in the high technology, biotech and industrial sectors. Mr. Davis maintains a wide network of financial and investor contacts in North America and Europe. Since 1997, Mr. Davis has been President and Chief Executive Officer of the Company. From 1994 to 1997, he was a consultant to several public technology companies.


     RICHARD OTT, Director and Corporate Treasurer

          Mr. Ott, has been chairman and president of PBK Engineering in Vancouver, British Columbia, Canada, an international engineering company active in International and Canadian industrial and resource development projects. He currently is a director of a public entity and several private entities and is a specialist in the development of business plans and financial review of projects. Mr. Ott holds a B.Ap.Sc. from the University of British Columbia.

          From 1994 to present Mr. Ott has been a consultant to several public and public resource and real estate companies. He serves as a director of Banro Resource Corporation, a natural resource company listed on the Toronto OTC (CDN).


     WILLIAM R. WILSON, Director and Corporate Secretary

          Mr. Wilson has been an executive officer in two public companies in the United States and is the director of two public companies in Canada. His specialties include merger and acquisitions, due diligence, marketing and corporate governance. Mr. Wilson holds a Professional Degree in Metallurgical Engineering from the Colorado School of Mines and MBA from the University of Southern California.

          Mr. Wilson serves as a director of Banro Resource Corporation and Sheridan Reserve Incorporated listed on the Toronto OTC (CDN). From 1991 to 1997 he was Chairman of the Board of Gold King Consolidated Inc., traded on the NASDAQ OTC (BB); from 1996 to 1997 he was Vice President - Operations for Nevada Manhattan Mining Inc. traded on the NASDAQ OTC (BB); and from 1997 to 1999 he was President of Grant Reserve Corporation. All of the above are natural resource companies.

     DAN JONDRON, Director, & President, Classic Car Source, Inc. and North Fork Webwrx Inc.

          In 1993, Mr. Jondron founded Classicar.com and developed the associated company Classic Car Source a destination site on the Internet for classic vehicle enthusiasts. In 1996, he created North Fork Publishing Group to meet the expanding needs for custom web-to-database programming and Website development. He added Classictruckshop.com in August of 1998.

          Mr. Jondron has 13 years experience in the automotive aftermarket. As a principal speaker and Internet marketing analyst for the Specialty Equipment Marketing Association (SEMA), the world's largest automotive aftermarket trade group, Jondron has been a major speaker at automotive venues across the United States throughout the last four years.

     JOHNSCOTT LEE, Vice President of Technology

          Mr. Lee has 25 years of experience in software development and programming. After earning a BS (1973) and an MS (1975) in Computer Science from Purdue University, Lee was employed as a consultant and systems analyst in industries that range from political consulting to radio engineering. Previously, he held the position of Senior Analyst at FIServe in Bellevue, Washington. In 1993, he Classicar.com and later North Fork Publishing Group. He created e-commerce Websites for on-line ordering, user registration, on-line inventory, audio and video, live chat and bulletin boards. Through North Fork, he developed programs that allowed databases to tie in directly with inventory, accounting and fulfillment systems and software that collects marketing information from Website users. In his position as Vice President of Technology, Mr. Lee oversees all Information Systems and Information Technology issues.

     CARL LAFLAMME, Vice President Marketing

          Mr. LaFlamme oversees all advertising, marketing and public relations for EWRX and its companies. His 20-year career has included advertising and marketing.

          Since 1994 Mr. LaFlamme has been a Marketing and Advertising Consultant for businesses primarily in the internet industry, where he has developed marketing strategies, consulted on Website development, and provided creative development for several companies including EWRX's two new acquisitions, Classic Car Source and North Fork Publishing Group.

     ROBERT R. GILMORE, Acting Chief Financial Officer

          Mr. Gilmore has joined the EWRX as Chief Financial Officer and is responsible for all areas of financial reporting. Mr. Gilmore has more than twenty years of financial experience. He has served as audit partner for the Denver office of Coopers & Lybrand, and during the last five years he has served as Chief Financial Officer for Dakota Mining Corporation and as an independent financial consultant..

     There are no family relationships among directors or executive officers.


ITEM 6.  EXECUTIVE COMPENSATION

     Following is information regarding compensation paid during 1998 and from inception to December 31, 1998 to the Chief Executive Officer of the Company. No other director or executive officer received compensation in excess of $100,000 during either fiscal year.

                           Summary Compensation Table
                           --------------------------
                                                      Long-term Compensation
                                                      ----------------------
                              Annual Compensation
                             ----------------------   Restricted
Name and Position     Year   Salary   Bonus   Other    Stock ($)   Options(#)
-----------------     ----   ------   -----   -----   ----------   ----------
Ronald C. Davis,      1998   $28,000   $0      $0        $0           0
  President           1997   $ 0       $0     $ 0        $0        180,000
  Chief Executive
  Officer &
  Director

     Mr. Davis was issued 142,000 shares of Common Stock by the Company on February 22, 1999 as debt repayment at a share price of $0.30 repaying the debt to Mr. Davis of $42,600.

Aggregated Option Exercises and Fiscal Year-End Option Values
----------------------------------------------------------------
     There were no exercise of the underlying stock options granted during 1998 by each executive named in the Summary Compensation Table.

Compensation of Directors
-------------------------
     The Company does not currently pay any of its director's fees or any other compensation for duties performed as directors, other than the options described in Item 4. Mr. Davis and Mr. Jondron are salaried employees of the company with Mr. Davis receiving a monthly salary in Canadian dollars equivalent to $6,700 and Mr. Jondron receiving a monthly salary of $7,083. Mr. Ott and Mr. Wilson perform various consulting duties for the Company. Their services are reimbursed at consulting fees consistent with similar services provided as consultants to other companies with businesses comparable to EWRX.

Employment and Change-in-Control Arrangements
---------------------------------------------
     The Company has employment agreements with Mr. Jondron and Mr. Lee. The Company does not have an employment agreement with Mr. Davis but the directors intend to provide to Mr. Davis a contract similar to the one it has with Mr. Jondron.

     Mr. Jondron has an Employment Agreement with the Company as President of Classic Car Source and North Fork Publishing for three years ending May 4, 2002. The Agreement contains certain non-compete clauses, benefits and termination clauses. The Agreement provides for an annual salary of $85,000. The Agreement has no "golden parachute" clause.

     Mr. Lee has an Employment Agreement with the Company as President of Classic Car Source and North Fork Publishing for three years ending May 4, 2002. The Agreement contains certain non-compete clauses, benefits and termination clauses. The Agreement provides for an annual salary of $75,000. The Agreement has no "golden parachute" clause.

     The Company has not re-priced any of the options it has granted since its incorporation in 1997.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of December 31, 1998, $199,203 had been advanced to the Company by certain shareholders, including the Chief Executive Officer of the Company. Of the total, $199,203 was settled in the first quarter of 1999 through the issuance of 664,010 Common Shares of the Company, representing a price of $0.30 per share, which was the approximate market price on date of issuance.

     In connection with the joint venture  holding  certain mineral  interest in
the  Ukraine  (refer  to  Management's   Discussion  and  Analysis  previously),
consulting fees of $21,208 were paid to Mr. Wilson, a Director of the Company.

     There are no other  transactions  have taken place  between the Company and
its  directors   and/or   shareholders   other  than  those  disclosed  in  this
Registration Statement.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------
     The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001 per share. As of August 27, 1999, there are currently 12,656,689 shares of Common Stock outstanding and options to purchase an additional 1,600,000 shares of Common Stock at prices from $0.25 to $1.00 per share. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

Preferred Stock
---------------
     The Company is authorized to issue up to 500,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.


                                     PART 2

ITEM 1. MARKET PRICE AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Common Shares of the Company trade on the NASD Over-the-Counter market under the trading symbol "EWRX." From June 8, 1998 to May 25, 1999, the Common Shares of the Company traded on the NASD Over-the-Counter market under the trading symbol "ERRI". The following table sets forth for the period indicated the high and low sale prices. The quotations below reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions. For current price information, EWRX shareholders are encouraged to consult publicly available sources.
                                                     High               Low
                                                     ----              -----
         1999
         ----
         First Quarter                               $1.28             $0.23
         Second Quarter                              $2.50             $1.125

         1998
         ----
         First Quarter (did not trade)
         Second Quarter                              $2.00             $2.00
         Third Quarter                               $2.00             $0.53
         Fourth Quarter                              $0.6875           $0.14

         1997 (did not trade in 1997)
         ----------------------------

     At June 28, 1999, the Company had 12,656,689 Common Shares outstanding and had approximately sixty (60) shareholders of record.

     The Company has no fixed dividend policy. The Board of Directors from time to time having regard to operating results, capital requirements and general financial condition and requirements will consider dividend distributions. The Company has paid no dividends at any time. For the foreseeable future, it is anticipated that the Company will use all available cash flows to finance its growth and that dividends will not be paid to shareholders.

     As of June 28, 1999, there are approximately 60 shareholders of record of the Company's Common Stock. As of August 27, 1999 there are no shares of the Company's Common Stock subject to outstanding options or warrants to purchase or securities convertible into Common Stock of the Company other than that disclosed under Item 2, Agreement to Sell Common Stock.


ITEM 2.  LEGAL PROCEEDINGS

     The Registrant is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.


ITEM 3.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

     On May 4, 1999, the Company's shareholders approved the appointment of Jackson & Rhodes P.C. as the Company's auditors for the periods ending December 31, 1998 and December 31, 1999.

     The Company's audited financial statements for the period ending December 31, 1997 and December 1998 and the un-audited financial statement for the period May 31, 1999 are a part of this Registration Statement. These statements for the years ending December 31, 1998 and 1997 were audited by Jackson & Rhodes, as indicated in their report with respect hereto, and are included in reliance upon the authority of said firm as experts in giving said report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In January 1998, the Company issued 9,719,999 shares of Common Stock of the Company to a group of investors representing sales of shares during the period May 1997 through January 1998 under Section 504 of Regulation D as initial capital for the Company. The company received $655,948.50 for those shares.

     In February 1998, the Company issued 120,000 shares of Common Stock of the Company to a group of investors under Section 504 of Regulation D as additional capital for the Company. The company received $180,000 for those shares.

     In July 1998, the Company issued 109,367 shares of Common Stock of the Company to a group of investors under Section 504 of Regulation D as additional capital for the Company. The company received $164,051 for those shares.

     In February 1999, the Company issued 282,344 shares of Common Stock of the Company to a group of investors for reduction of debt of $84,703.20 under Rule 504 of Regulation D. At the same time the Company issued 381,666 shares of Common Stock of the Company to an affiliate for reduction of debt of $114,500 under Section 4(2) of the Securities Act of 1993.

     In February 1999, the Company issued 299,999 shares of Common Stock of the Company to a group of investors under Section 504 of Regulation D as additional capital for the Company. The company received $214,489.80 for those shares.

     In March 1999, the Company issued 1,217,600 shares of Common Stock of the Company to a group of investors under Section 504 of Regulation D as additional capital for the Company. The company received $426,250 for those shares.

     In March 1999, the Company issued 64,286 shares of Common Stock of the Company to Harmonic Research, Inc. as a finder's fee under Section 504 of Regulation D as additional capital for the Company. The company recorded an expense for this fee of $22,500.

     In April 1999, the Company issued 281,428 shares of Common Stock of the Company to a group of investors under Section 504 of Regulation D as additional capital for the Company. The company received $197,250 for those shares.

     In June 1999, the Company issued 1,450,000 shares of Common Stock of the Company to the owners of CCI and North Fork as part of the acquisition of all of the assets of these entities and 150,000 to a consultant as a finder fees for that same acquisition under Section 4(2) of the Securities Act of 1933.

     In June 1999, the Company issued 130,000 shares of Common Stock of the Company to two consultants for finder's fees under Section 4(2) of the Securities Act of 1933.

     In July 1999, the Company cancelled 1,550,000 shares of Common Stock of the Company received from consultants for incomplete consulting services previously charges to the Company Section 504 of Regulation D.

     In addition to the above Common Share issuances, in 1997 the Company also issued two million restricted Common Shares in connection with the acquisition of its interest in the minerals joint venture in the Ukraine under Section 504 of Regulation D. In April 1999, the entire two million Common Share block was cancelled by the Company in connection with relinquishing its interest in the joint venture.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to its By-laws of the Company, Article VI, the Company has agreed to indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. The Company as determined by the Board of Directors may similarly indemnify employees, agents and other persons.


                         PART F/S FINANCIAL STATEMENTS

     The financial statements for EWRX Internet Systems and Subsidiary, Classic Car Source, Incorporated and North Fork Publishing Group, Inc. for the five months ended May 31, 1999 (unaudited) and December 31, 1998 and 1997 are presented on the following pages.

                           EWRX INTERNET SYSTEMS INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997






















                                      with

                          Independent Auditors' Report

                           EWRX INTERNET SYSTEMS INC.
                                 AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page

Independent Auditors' Report for December 31, 1998 and 1997..................F-2

Consolidated  Balance Sheets at May 31, 1999  (Unaudited)
  and December 31, 1998 and 1997.............................................F-3

Consolidated  Statements  of  Operations  For the Five Months
 Ended May 31, 1999 (Unaudited),  the Year Ended
 December 31,  1998,  the Period from June 25, 1997
 (Date of  Inception)  to December 31, 1997 and the
 Cumulative  Period from  June 25, 1997   (Date of
 Inception) to   May   31,   1999 (Unaudited)................................F-4

Consolidated  Statements of Changes in  Stockholders'
 Equity  (Deficit) For the Five Months Ended May 31, 1999
 (Unaudited), the Year Ended December 31, 1998 and the
 Period from June 25, 1997 (Date of Inception)
 to December 31, 1997........................................................F-5

Consolidated  Statements  of Cash Flows For the Five  Months
 Ended May 31, 1999 (Unaudited),  the Year Ended
 December 31, 1998 the Period from June 25, 1997
(Date of Inception) to December 31, 1997 and the
 Cumulative Period from June 25, 1997 (Date of Inception)
 to May 31, 1999 (Unaudited).................................................F-6

Notes to Consolidated Financial Statements...................................F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
EWRX Internet Systems Inc.

We have audited the accompanying consolidated balance sheets of EWRX Internet Systems Inc. (a Development Stage Company) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and the period from June 25, 1997 (date of inception) to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EWRX Internet Systems Inc. (a Development Stage Company) as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998 and the period from June 25, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                             JACKSON & RHODES P.C.



Dallas, Texas
June 3, 1999

                    EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                     Assets

                                                     May 31,                  December 31,
                                                                              ------------
                                                      1999               1998             1997
                                                  ---------          ----------        ---------
                                                 (Unaudited)
Current assets:
   Cash                                          $  352,275          $       -        $  302,982
   Accounts receivable                                6,836              6,264                 -
   Prepaids and other                                 4,489              1,815             6,432
                                                  ---------         ----------        ----------
     Total current assets                           363,600              8,079           309,414
                                                  ---------         ----------        ---------

Furniture and equipment, net of
   depreciation                                      25,394             13,824             13,449
                                                  ---------         ----------        ----------

Other assets:
   Incorporation costs, net of
    amortization                                          -                  -             3,876
   Investment in joint venture (Note 2)                   -                  -           300,000
                                                  ---------         ----------        ----------
     Total other assets                                   -                  -           303,876
                                                  ---------         ----------        ----------

                                                 $  388,994       $     21,903        $  626,739
                                                 ==========       ============        ==========

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
     Bank overdraft                              $        -       $      2,661         $       -
     Accounts payable                                26,158             93,731            13,930
     Due to (from) related parties                  (10,114)           203,241            (2,531)
     Agreement payable                                    -                  -            44,000
                                                  ---------         ----------        ----------
       Total current liabilities                     16,044            299,633            55,399
                                                  ---------         ----------        ----------

Commitments and contingencies (Note 6)                    -                  -                 -

Stockholders' equity (deficit):
  Preferred stock, $.01 par value,
   500,000 shares authorized, none issued
   and outstanding                                        -                  -                 -
  Common stock, $.001 par value, 50,000,000
   shares authorized, 10,876,698 and 8,349,366
   shares issued and outstanding                     10,876              8,349                 -
  Additional paid-in capital                      2,038,477            991,651           655,949
  Deficit accumulated during development stage   (1,673,614)        (1,287,478)          (84,609)
  Accumulated other comprehensive income             (2,789)             9,748                 -
                                                  ---------         ----------        ----------
    Total stockholders' equity (deficit)            372,950           (277,730)          571,340
                                                  ---------         ----------        ----------

                                                 $  388,994        $    21,903        $  626,739
                                                 ==========        ===========        ==========



          See accompanying notes to consolidated financial statements.

                    EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                     Cumulative
                                                                                 Period from        Period from
                                              Five Months                       June 25, 1997      June 25, 1997
                                                 Ended          Year Ended        (Date of          (Date of
                                                                                  Inception)        Inception)
                                                May 31,        December 31,     to December 31,     to May 31,
                                                 1999              1998             1997               1999
                                            -------------      ------------     ---------------    -------------
                                             (Unaudited)                                            (Unaudited)

Revenue                                     $           -      $          -     $             -    $           -
                                            -------------      ------------     ---------------    -------------


Operating expenses:
   Salaries                                        41,853            51,531                   -           93,384
   Consulting, management and
    professional fees                              58,273           147,173              68,982          274,428
   Depreciation                                     1,836             4,165               1,846            7,847
   General and administrative                     284,174           337,468              13,781          635,423
                                            -------------      ------------     ---------------     ------------
       Total operating expenses                   386,136           540,337              84,609        1,011,082
                                            -------------      ------------     ---------------     ------------

       Loss from operations                      (386,136)         (540,337)            (84,609)      (1,011,082)
       Loss from write-off of
        investment (Note 2)                             -          (662,532)                  -         (662,532)
                                            -------------      ------------     ---------------     ------------
           Net loss                         $    (386,136)     $ (1,202,869)    $       (84,609)    $ (1,673,614)
                                            =============      ============     ===============     ============

Basic net loss per share                    $       (0.04)     $      (0.15)    $         (0.02)
                                            =============      ============     ===============
Weighted average common shares
  outstanding                                  10,002,276         8,256,316           4,060,000
                                            =============      ============     ===============




          See accompanying notes to consolidated financial statements.

                    EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 For the Five Month Period Ended May 31, 1999 (Unaudited),
                        the Year Ended December 31, 1998
   and the Period From June 25, 1997 (Date of Inception) to December 31, 1997

                                                                                       Deficit
                                                                                      Accumulated    Accumulated
                                                                          Additional     During          Other
                                       Common Stock          Unissued      Paid-In     Development    Comprehensive
                                  Shares         Amount       Stock        Capital       Stage           Income          Total
                                 --------       ---------    ---------     ---------   -----------    -------------   -----------

Net loss for the period                  -       $      -    $       -     $       -   $   (84,609)   $        -      $  (84,609)

Stock sold for cash (shares
 unissued) at December 31, 1997          -              -      655,949             -                                     655,949
                                 ---------      ---------    ---------     ---------   -----------    -------------   -----------

Balance, December 31, 1997               -              -      655,949             -       (84,609)            -         571,340

Issuance of shares               8,119,999          8,120     (655,949)      647,829             -             -               -

Sale of common stock for cash      229,367            229            -       343,822             -             -         344,051

Net loss                                 -              -            -             -    (1,202,869)            -      (1,202,869)

Currency translation income              -              -            -             -             -         9,748           9,748
                                                                                                                      ----------

Comprehensive income (loss)              -              -            -             -             -             -      (1,193,121)
                                 ---------      ---------    ---------     ---------   -----------    -------------   -----------

Balance, December 31, 1998       8,349,366          8,349            -       991,651    (1,287,478)        9,748        (277,730)
                                                                     -

Sale of common stock for cash    1,863,313          1,863            -       688,796             -             -         690,659

Stock issued on settlement
 of debt                           664,010            664            -       198,538             -             -         199,202

Stock options issued as
 compensation                            -              -            -       159,492             -             -         159,492

Currency translation income              -              -            -             -             -       (12,537)        (12,537)

Net loss                                 -              -            -             -      (386,136)            -        (386,136)
                                                                                                                      ----------

Comprehensive income (loss)              -              -            -             -             -             -        (398,673)
                                 ---------      ---------    ---------     ---------   -----------    -------------   ----------

Balance, May 31, 1999
   (Unaudited)                  10,876,689     $   10,876  $         -    $2,038,477   $(1,673,614)     $ (2,789)     $  372,950
                                ==========     ==========  ===========    ==========   ===========    =============   ==========

          See accompanying notes to consolidated financial statements.

                    EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                              Cumulative
                                                                                          Period from         Period from
                                                                                          June 25, 1997      June 25, 1997
                                                         Five Months                        (Date of           (Date of
                                                            Ended         Year Ended       Inception)          Inception)
                                                           May 31,       December 31     to December 31,       to May 31,
                                                            1999            1998             1997                 1999
                                                         ------------    ------------    ---------------     --------------
                                                         (Unaudited)                                          (Unaudited)

Net loss                                                 $  (386,136)     $(1,202,869)    $     (84,609)       $ (1,673,614)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
    Depreciation and amortization                              1,836            4,165             1,846               7,847
    Write-off of investment in joint venture                       -          662,532                 -             662,532
    Translation adjustment                                   (12,537)           9,748                 -              (2,789)
    Stock options compensation                               159,492                -                 -             159,492
    Changes in assets and liabilities:
      Receivables                                               (572)          (6,264)                -              (6,836)
      Prepaid expenses                                        (2,674)           4,617            (6,432)             (4,489)
      Incorporation costs                                          -            3,168            (4,228)                  -
      Accounts payable                                       (67,573)          79,801            13,930              26,158
                                                         ------------    ------------    ---------------     --------------
         Net cash provided by (used in) operating
         activities                                         (308,164)        (445,102)          (79,493)           (831,699)
                                                         ------------    ------------    ---------------     --------------

Cash flows from investing activities:
    Investment in and advances to joint venture                    -         (362,532)         (300,000)           (662,532)
    Purchase of furniture and equipment                      (13,406)          (3,832)          (14,943)            (33,241)
    Advances from (to) shareholders                         (213,355)         205,772            (2,531)            (10,114)
                                                         ------------    ------------    ---------------     --------------
         Net cash used in investing activities              (226,761)        (160,592)         (317,474)           (705,887)
                                                         ------------    ------------    ---------------     --------------

Cash flows from financing activities:
    Bank overdraft                                            (2,661)           2,661                 -                   -
    Amount due on investment in joint venture                      -          (44,000)           44,000                   -
    Issuance of convertible debt                             199,202                -                 -             199,202
    Common stock sold for cash                               690,659          344,051           655,949           1,690,659
                                                         ------------    ------------    ---------------     --------------
         Net cash provided by financing activities           887,200          302,712           699,949           1,889,861
                                                         ------------    ------------    ---------------     --------------

Net increase (decrease) in cash                              352,275         (302,982)          302,982             352,275

Cash at beginning of year                                          -          302,982                 -                   -
                                                         ------------    ------------    ---------------     --------------
Cash at end of year                                      $   352,275      $         -     $     302,982       $     352,275
                                                         ============    ============    ===============     ==============











          See accompanying notes to consolidated financial statements.
                                       F-6

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business
     -----------------------
     The Company was incorporated on June 25, 1997 in the State of Nevada. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Europa Resources (Canada), Inc., a company incorporated in British Columbia. Since the Company is in the development stage of its existence, it has had no sa es since inception and has devoted its efforts primarily to raising capital, exploring investment opportunities, and administrative functions.

     In 1998, the Company changed its name from Europa Resources, Inc. to EWRX Internet Systems Inc. See Note 7 for information regarding acquisitions subsequent to May 31, 1999.

     Basis  of  Presentation
     ---------------------
     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses since inception of $1,673,614 as of May 31, 1999. The following is a summary of management's plan to raise capital and generate additional operating funds.

     Management intends to file a Form 10 with the Securities and Exchange Commission ("SEC") in the third quarter of 1999. Management expects to file an SB-2 registration statement with the SEC in conjunction with a private placement financing for up to $3,000,000. The number of shares issued as part of the private placement financing is dependent upon market prices. The shares issued as part of the private placement will become non-restricted shares upon Form SB-2 being declared effective by the SEC. The funds raised through the private placements are intended to be used for development of the various aspects of the Classic Car Source, Inc. and North Fork Publishing Group, Inc. (Note 7) business and to be used for general and administrative expenses for the balance of 1999 and in the first quarter of 2000. Management intends to secure additional funding in 2000 through a secondary offering. The amount of that offering will be dependent upon working capital requirements of the Company for the years 2000-2002 and as developed by management in the fourth quarter 1999.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Basis of Presentation (Continued)
     ---------------------
     On July 15, 1999, the Company entered into an agreement with Harmonic Research, Inc. ("Harmonic"), an investment fund management company to sell, on a best-efforts basis, by way of a private placement units consisting of 50,000 shares of Class A common stock and one three-year warrant to purchase 50,000 shares of Class A common stock at an exercise price to be set by the Company during the negotiations with investors buying the private placement. Harmonic will provide other financial advisory services. Harmonic compensation includes an initial fee of $15,000 for the first 90-day period of the Agreement and an additional $15,000 for each 90-day period if the Agreement is extended by the Company. The Company has granted Harmonic an option to purchase three-year warrants consisting of 300,000 shares of the Company's common stock at $1.00 per share, 150,000 as of July 15, 1999 and an additional 150,000 shares when the initial $500,000 of the financing is complete. The Company will also pay Harmonic an additional fee for any financing including the initial $3,000,000 of 8% of the amount raised by Harmonic as a cash fee and 8% of any securities related to that financing. Harmonic is also entitled to the following fees should the Company enter into a merger, consolidation, reorganization, business combination or acquire another company where Harmonic was the finder:

          10% of the aggregate value of the transaction for the first $2,000,000 of the  transaction,
          8% of the aggregate  value of the  transaction for the next $2,000,000 of the transaction,
          6% of the aggregate of the  transaction for the next $2,000,000 of the transaction, and
          4% of the aggregate of the transaction for the remaining value of the transaction.

     Principles of Consolidation
     ---------------------------
     The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions are eliminated in consolidation.

     Use of Estimates and Assumptions
     --------------------------------
     Preparation  of the  Company's  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIEs (Continued)

     Cash and Cash Equivalents
     -------------------------
     The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

     Furniture and  Equipment
     ------------------------
     Furniture and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

     Foreign Currency Translation
     ----------------------------
     The financial statements are presented in United States dollars. Foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results.

     Net Loss Per Common Share
     -------------------------
     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company's potential dilutive securities are antidilutive, the accompanying presentation is only of basic loss per share.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock-Based Compensation
     ------------------------
     The Company has issued stock options. Compensation costs arising from such options will be recorded as an expense. The measurement date for determining compensation costs is the date of the grant. Compensation cost is the excess, if any, of the market value of the stock at date of grant over the amount the employee must pay to acquire the stock. The Company measures compensation costs using the intrinsic value based method of accounting for stock issued to employees.

     Income taxes
     ------------
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.   INVESTMENT IN JOINT VENTURE

     In 1997, the Company acquired a 49% interest in the Granat Joint Venture ("Granat"), a Ukrainian-Canadian joint venture between the Company and Ivaniv Special Quarry ("ISQ"), an open joint-stock company of the Ukraine. The Granat interest was purchased from Aurora Pacific Consulting & Development Corp. ("Aurora") for $300,000 and 2,000,000 restricted common shares. Aurora is controlled by a former director of the Company. Granat was formed for the purposes of mining, production and marketing of industrial garnets and related products in the Ukraine. In addition, the Company acquired control over 25% of the shares of ISQ.

     During 1998 and 1997, the Company made payments toward the purchase of its interest in Granat, the purchase of ISQ shares and advances to Granat as follows:

              For the period ended December 31, 1997           $   300,000
              For the period ended December 31, 1998               362,532
                                                               -----------
                                                               $   662,532
                                                               ===========

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

2.   INVESTMENT IN JOINT VENTURE (Continued)

     Subsequent to year end, as a result of a significant downturn in the Ukrainian and Russian economics, the Company relinquished its interest in Granat and ISQ to Aurora in return for the 2,000,000 restricted common shares and a release from any ongoing obligations under the original purchase agreement. Consequently, at December 31, 1998 the investment in Granat has been written off, resulting in a loss of $662,532. Because the 2,000,000 common shares were held in escrow as a contingency, and rescinded, and an additional 1,600,000 shares (Note 5) were also rescinded, no accounting has been made for their issuance and rescission.

3.   RELATED PARTY TRANSACTIONS

     As of December 31, 1998, $203,241 has been advanced to the Company by certain shareholders. The majority of this debt was settled subsequently by the issuance of common shares.

     During the year ended December 31, 1998, and the five months ended May 31, 1999, the following amounts were paid to directors and former directors of the Company.

                                                     May 31,    December 31
                                                      1999         1998
                                                   ---------    ----------
         Management fees and salaries              $  19,160    $   52,057
         Consulting fees on the Granat project        25,371        21,208
         Expense reimbursements                       26,432        22,139
                                                   ---------    ----------
                                                   $  70,963    $   95,404
                                                   =========    ==========
4.   INCOME TAXES

     There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $1,400,000, $1,125,000 and $75,000 at May 31, 1999 and
     December 31, 1998 and 1997, respectively. These carryforwards will expire, if not utilized, in 2012-2014.

     The Company has deferred tax assets amounting to approximately $475,000, $425,000 and $25,000 at May 31, 1999, and December 31, 1998 and 1997,
     respectively, related to the net operating carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to going concern questions. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997


5.   CAPITAL STOCK

     Subsequent to December 31, 1998, the 2,000,000 shares issued to Aurora (Note 2) were returned to the Company and cancelled. An additional 1,600,000 shares related to Granat were also returned to the Company subsequent to December 31, 1998 and cancelled.

     The Company has issued compensatory stock options to employees and directors. A summary of the status of stock options is set forth below:

                                         Period Ended                   Year Ended                  Year Ended
                                         May 31, 1999               December 31, 1998           December 31, 1997
                                    ---------------------       ----------------------      ---------------------
                                                 Weighted                     Weighted                   Weighted
                                                 Average                      Average                    Average
                                                 Exercise                     Exercise                   Exercise
   Stock Options                    Shares       Price          Shares        Price         Shares       Price
   -------------                   --------      --------       -------       --------      -------      --------
   Outstanding, beginning
    of period                       500,000      $  0.25        500,000       $  0.25             -      $  -
   Granted                        1,100,000      $  0.57              -       $   -         500,000      $  0.25
   Exercised                              -      $   -                -       $   -               -      $   -
   Forfeited/expired                      -      $   -                -       $   -               -      $   -
                                  ---------      -------        -------       --------      -------      --------
   Outstanding, end of period     1,600,000      $  0.47        500,000       $  0.25       500,000      $  0.25
                                  =========                     =======                     =======
   Options exercisable,
    end of period                 1,600,000      $  0.47        500,000       $  0.25       500,000      $  0.25
                                  =========                     =======                     =======


     Fair value for the stock underlying stock options was determined using information available from other stock sale transactions at or near the grant date. In management's opinion, these transactions between willing parties included the best information available at the time of grant to estimate the market value of the common stock of the Company. These fair values were used to determine the compensatory components of the stock options granted during the year ended December 31, 1997 and the five months ended May 31, 1999.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

5.   CAPITAL STOCK (Continued)

     Compensation costs for employee options are recognized as an expense in an amount equal to the excess of the fair market value of the stock at the date of measurement over the amount the employee must pay. The measurement date is generally the grant date. Under this method, compensation expense amounted to $159,242 for the five months ended May 31, 1999. There is no future compensation expense to be recorded in subsequent periods as of May 31, 1999. Using the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0.0 percent; expected volatility of 140 percent; risk free interest rates of 4.5 percent; expected lives of one year. Using the fair value method of FASB Statement 123 would have had no effect on the Company's net loss for 1997, as the fair value of the options issued was nominal. Using the fair value method of FASB Statement 123, net loss and net loss per common share for the five months ended May 31, 1999 would have been $(520,183) and $(.05), respectively.

6.   COMMITMENTS AND CONTINGENCIES

     Lease Commitments
     -----------------
     The Company leases office space under an operating lease which expires December 31, 1999. Future minimum rental commitments for 1999 amount to $13,000.

     Rent expense for the five months ended May 31, 1999 and the years ended December 31, 1998 and 1997 amounted to $13,387, $43,542 and $1,450, respectively.

     Fair Value of Financial Instruments
     -----------------------------------
     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

     Concentration of Credit Risk
     ----------------------------
     The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

6.   COMMITMENTS AND CONTINGENCIES (Continued)

     Uncertainty Due to the Year 2000 Issue
     --------------------------------------
     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

     Employment Agreements
     ---------------------
     The Company has employment agreements with two officers. Each agreement is for three years beginning May 4, 1999 and contains certain non-compete clauses, benefits, and termination clauses. The agreements provide for aggregate salaries for the two officers of $160,000 annually.

7.   SUBSEQUENT EVENTS

     Acquisitions
     ------------
     The Company entered into an agreement dated April 11, 1999, to acquire all the issued and outstanding shares of Classic Car Source, Inc. ("CCS") and North Fork Publishing Group, Inc. ("NFPG"). CCS is a privately-held, state of Washington-based company which owns two websites, Classicar.com and Classictruckshop.com, both of which are destination class websites on the Internet. NFPG is an affiliated, privately-held, state of Washington-based company which provides website design and Internet consulting services. The Company has agreed to pay $133,333 cash plus 1,000,000 restricted common shares for CCS and $66,667 cash plus 450,000 restricted common shares for NFPG and 150,000 common shares as a finder's fee. The above transactions closed on June 15, 1999.

     The transaction will be accounted for as a purchase. Accordingly, the Company's financial statements in 1999 will include the operations of CCS and NFPG from the date of acquisition. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of the acquirees based upon their respective estimated fair values as of the closing date based upon valuations and other analyses. The estimated purchase price and preliminary adjustments to the historical book value of the acquirees are as follows:

         Purchase price, based on value
           of common stock issued plus cash paid                 $ 1,960,000
         Book value of net liabilities acquired                       17,345
                                                                 -----------
          Purchase price in excess of net liabilities acquired   $ 1,977,345
                                                                 ===========
         Goodwill                                                $ 1,977,345
                                                                 ===========

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

7.   SUBSEQUENT EVENTS (Continued)

     Acquisitions (continued)
     ------------
     The following  unaudited pro forma  consolidated  information  for the year ended December 31, 1998 give effect to the transaction as if it had occurred at the beginning of 1998. The unaudited pro forma consolidated information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the transaction been completed as of the beginning of that year, nor are they indicative of the Company's future results of operations.

          Revenues                                              $   241,184
                                                                -----------
          Loss from continuing operations                       $(1,425,271)
                                                                -----------
          Net loss                                              $(1,425,271)
                                                                -----------
          Net loss per common share:
            Basic                                               $     (0.15)
                                                                -----------
            Diluted                                             $     (0.15)
                                                                -----------

     Capital Stock
     -------------
     Subsequent to year end, the Company completed the following financings:

                                                   Price per
       Issued for Cash                 Shares        Share       Value
       ---------------                ---------    ---------    --------
       February 22, 1999                299,999    $   0.30     $ 90,000
       March 26, 1999                 1,217,600    $   0.35      426,160
         Less stock issued for
         finder's fee                    64,286    $   0.35      (22,500)
       April 1, 1999                    281,428    $   0.70      196,999
                                      ---------                 --------
                                      1,863,313                 $690,659
                                      =========                 ========
       Issued on  settlement  of
        debt and  shareholder
        loans February 22, 1999         664,010    $   0.30     $199,202
                                      ---------                 --------

                 EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997

8.   NEW ACCOUNTING PRONOUNCEMENTS

     SFAS 129
     --------
     Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

     SFAS 130
     --------

     Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has reflected its foreign currency translation adjustment as other comprehensive income in the accompanying consolidated statement of changes in stockholders' equity.

     SFAS 131
     --------
     SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the periods presented. The Company will consider its effect on the consolidated financial statements in the future as a result of the acquisitions described in Note 7.

                  EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
    Five Months Ended May 31, 1999 (Unaudited), Year Ended December 31, 1998 and the Period from June 25, 1997 (Date of Inception) to December 31, 1997


8.   NEW ACCOUNTING PRONOUNCEMENTS (Continued)

     SFAS 132
     --------
     Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

     SFAS 133
     --------
     Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as
     (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

                        CLASSIC CAR SOURCE, INCORPORATED

                              FINANCIAL STATEMENTS

             May 31, 1999 (Unaudited) and December 31, 1998 and 1997























                                      with

                          Independent Auditors' Report

                        CLASSIC CAR SOURCE, INCORPORATED

                          INDEX TO FINANCIAL STATEMENTS


                                                                         Page
                                                                         ----

Independent Auditors' Report for December 31, 1998 and 1997...............F-2

Balance Sheets at May 31, 1999 (Unaudited)
     and December 31, 1998 and 1997.......................................F-3

Statements of Operations for the Five Months Ended
     May 31, 1999 (Unaudited) and for the Years Ended
     December 31, 1998 and 1997...........................................F-4

Statements of Changes in Stockholders' Equity (Deficit)
     for the Five Months Ended May 31, 1999 (Unaudited)
     and the Years Ended December 31, 1998 and 1997.......................F-5

Statements of Cash Flows for the Five Months Ended
     May 31, 1999 (Unaudited) and the Years Ended
     December 31, 1998 and 1997...........................................F-6

Notes to Financial Statements.............................................F-7

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements





                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Classic Car Source, Incorporated

We have audited the accompanying balance sheets of Classic Car Source, Incorporated as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Classic Car Source, Incorporated as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                             Jackson & Rhodes P.C.




Dallas, Texas
July 30, 1999

                        CLASSIC CAR SOURCE, INCORPORATED
                                 BALANCE SHEETS

                                     Assets
                                                May 31,         December 31,
                                                         --------------------
                                                 1999      1998       1997
                                             ----------  --------   ---------
                                             (Unaudited
Current assets:
    Cash                                     $  25,665   $  4,187   $   3,068
    Accounts receivable                          8,581     21,434       8,400
                                             ---------  ---------   ---------
      Total current assets                      34,246     25,621      11,468
                                             ---------  ---------   ---------

Property and equipment:
    Furniture and fixtures                       1,395      1,395       1,395
    Computer equipment                          18,044     18,044      20,599
                                             ---------  ---------   ---------
                                                19,439     19,439      21,994
    Less accumulated depreciation              (15,527)   (14,745)    (12,889)
                                             ---------  ---------   ---------
      Net property and equipment                 3,912      4,694       9,105
                                             ---------  ---------   ---------

Other assets:
    Goodwill, net of amortization of
      $3,482 and $1,900 respectively            15,518     17,100           -
                                             ---------  ---------   ---------
                                             $  53,676  $  47,415   $  20,573
                                             =========  =========   =========

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
    Accounts payable                         $  36,816  $  39,431   $  45,434
    Due to affiliates                           29,936          -           -
    Notes payable                                    -      4,444       1,844
                                             ---------  ---------   ---------
       Total current liabilities                66,752     43,875      47,278

Commitments and contingencies (Note 4)

Stockholders' equity (deficit):
  Common stock, $1.00 par value, 100,000
    shares authorized; 42,287, 42,789 and
    49,074 shares issued and outstanding        42,287     42,789      49,074
  Additional paid-in capital                         -          -      53,486
  Common stock to be issued (Note 5)           446,579    369,582     184,791
  Accumulated deficit                         (501,942)  (408,831)   (314,056)
                                             ---------  ---------   ---------
      Total stockholders' equity (deficit)     (13,076)     3,540     (26,705)
                                             ---------  ---------   ---------
                                             $  53,676  $  47,415   $  20,573
                                             =========  =========   =========

                 See accompanying notes to financial statements.
                                       F-3

                        CLASSIC CAR SOURCE, INCORPORATED
                            STATEMENTS OF OPERATIONS



                                               Five Months       Years Ended
                                              Ended May 31,      December 31,
                                                             -------------------
                                                  1999         1998       1997
                                              ------------  --------   ---------
                                              (Unaudited)
Revenues:
  Advertising                                 $  26,172    $ 86,021   $  45,085
  Design                                          1,250      40,233      28,100
  Networking                                      2,537      30,105      11,875
                                               --------    --------    --------
     Total revenues                              29,959     156,359      85,060
                                               --------    --------    --------

Expenses:
  Operating                                      27,916      36,440      42,404
  General and administrative                     90,452     213,431     249,193
                                               --------    --------    --------
     Total expenses                             118,368     249,861     291,597
                                               --------    --------    --------
       Loss from operations                     (88,409)    (93,502)   (206,537)

Other income                                          -       1,806          -
                                               --------    --------    --------
       Net loss                                $(88,409)   $(91,696)  $(206,537)
                                               =========   ========   =========








                 See accompanying notes to financial statements.

                        CLASSIC CAR SOURCE, INCORPORATED
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Five Months Ended May 31, 1999 and Years Ended
                           December 31, 1998 and 1997

                                                                            Additional
                                                    Common Stock             Paid-in       Shares       Accumulated
                                              ------------------------                      To be
                                               Shares        Amount          Capital       Issued        Deficit          Total
                                              ----------   -----------      ----------   ----------    ------------     ---------
Balance, December 31, 1996                    47,915        $ 47,915        $ 43,055     $        -    $(107,519)       $ (16,549)

Common stock issued for services                 264             264           2,376              -            -            2,640

Common stock issued for contract fee             895             895           8,055              -            -            8,950

Common stock to be issued for services
  (Note 5)                                         -               -               -        184,791            -          184,791

Net loss                                           -               -               -              -     (206,537)        (206,537)
                                              ------        --------        --------     ----------    ---------        ---------

Balance, December 31, 1997                    49,074          49,074          53,486        184,791     (314,056)         (26,705)

Common stock issued for wages                     96              96             864              -            -              960

Common stock issued for contract fees            286             286           2,574              -            -            2,860

Common stock issued for acquisition            1,900           1,900          17,100              -            -           19,000

Common stock to be issued for services
  (Note 5)                                         -               -               -        184,791            -          184,791

Common stock redemptions                      (8,567)        (8,567)         (74,024)             -       (3,079)         (85,670)

Net loss                                           -              -                -              -      (91,696)         (91,696)
                                              ------        --------        --------     ----------    ---------        ---------
Balance, December 31, 1998                    42,789          42,789               -        369,582     (408,831)           3,540

Common stock to be issued for services
  (Note 5)                                         -               -               -         76,997            -           76,997

Common stock redemptions                        (502)           (502)              -              -       (4,702)          (5,204)

Net loss                                           -               -               -              -      (88,409)         (88,409)
                                              ------        --------        --------     ----------    ---------        ---------

Balance, May 31, 1999 (unaudited)             42,287        $ 42,287        $      -     $  446,579    $(501,942)       $ (13,076)
                                              =======        ========       ========     ==========    =========        =========





                 See accompanying notes to financial statements.
                                       F-5

                        CLASSIC CAR SOURCE, INCORPORATED
                            STATEMENTS OF CASH FLOWS


                                              Five Months
                                                Ended
                                                May 31,        December 31,
                                                           --------------------
                                                 1999         1998       1997
                                              ---------     --------   --------
                                             (Unaudited)

Net loss                                     $ (88,409)    $(91,696)  $(206,537)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
   Common stock issued for services and fees    76,996      188,611     196,381
   Depreciation and amortization                 2,364        5,269       5,941
   Changes in assets and liabilities:
    Accounts receivable                         12,853       (1,806)          -
    Income taxes receivable                          -      (13,033)     (7,050)
    Accounts payable                            (2,615)      (6,005)       (733)
                                             ---------     --------   ---------
      Net cash provided by (used in)
       operating activities                      1,189       81,340     (11,998)
                                             ---------     --------   ---------

Cash flows from investing activities:
  Disposal (purchase) of furniture and
   equipment                                         -        2,848        (324)
  Shareholder advances                          25,493        2,601      15,702
                                             ---------     --------   ---------
     Net cash provided by
      investing activities                      25,493        5,449      15,378
                                             ---------     --------   ---------

Cash flows from financing activities:
  Common stock redemptions                      (5,204)     (85,670)          -
                                             ---------     --------   ---------
    Net cash provided used in
     financing activities                       (5,204)     (85,670)          -
                                             ---------     --------   ---------

Net increase in cash                            21,478        1,119       3,380

Cash at beginning of year                        4,187        3,068        (312)
                                             ---------     --------   ---------

Cash at end of year                          $  25,665     $  4,187   $   3,068
                                             ==========    ========   =========



Non-cash transactions:
      During 1998, the Company acquired Classic Truck Shop for 1,900 shares of common stock valued at $19,000 (Note 3).




                 See accompanying notes to financial statements.
                                       F-6

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business

     The Company was incorporated on March 13, 1996, under the state of Washington Business Corporation Act. The Company was established to create a source of on-line publishing of information and entertainment for classic vehicle collectors.

     Use of Estimates and Assumptions
     --------------------------------
     Preparation  of the  Company's  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Cash and Cash Equivalents
     -------------------------
     The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

     Property and Equipment
     ----------------------
     Property and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

     Income Taxes
     ------------
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.   RELATED PARTY TRANSACTIONS

     As of December 31, 1998 and 1997, $4,444 and $1,844, respectively, has been advanced to the Company by certain shareholders.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997

2.   RELATED PARTY TRANSACTIONS (Continued)

     During 1997, $28,667 was advanced from the Company to certain shareholders.

     The following amounts were paid to shareholders of the Company:

                                           May 31,           December 31,
                                            1999          1998        1997
                                           ------        ------      -----

           Management fees                $  2,625     $  1,200    $  1,200
           Consulting fees                  19,137       19,384      15,583
                                          --------     --------    --------
                                          $ 21,762     $ 20,584    $ 16,783
                                          ========     ========    ========

     As of May 31, 1999, the Company was indebted to NFPG and EWRX (see Note 7) in the aggregate amount of $29,936.

3.   ACQUISITION

     In July 1998, the Company acquired a sole proprietorship, Classic Truck Shop Online Magazine ("CTS") for 1,900 shares of common stock valued at $19,000. The acquisition has been accounted for as a purchase. The entire purchase price has been assigned to goodwill. Amortization of goodwill amounted to $1,900 for 1998. No pro forma financial information, as if the acquisition had been made as of the beginning of the year, has been made since operations of CTS were nominal prior to acquisition.

4.   COMMITMENTS AND CONTINGENCIES

     Lease Commitments
     -----------------
     The Company leases office space under an operating lease which expires April 30, 2000. Future minimum rental commitments for the remaining years amounts to $9,803 in 1999 and $4,902 in 2000.

     Rent expense amounted to $2,615 for the five month period ended May 31, 1999, and $4,290 and $4,155 for the years ended December 31, 1998 and 1997, respectively.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997

4.   COMMITMENTS AND CONTINGENCIES (Continued)

     Fair Value of Financial Instruments
     -----------------------------------
     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

     Concentration of Credit Risk
     ----------------------------
     The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

     Revenue Concentration
     ---------------------
     One customer comprised approximately 10% of the Company's revenues in 1998.

     Uncertainty Due to the Year 2000 Issue
     --------------------------------------
     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

5.   COMMON STOCK

     During June 1999, the Company issued 24,267 shares to certain employees and a consultant as compensation for services over the previous 29 months. The Company has valued the shares at $18.40 each, aggregating $446,578 and has accounted for the shares as an expense during 1997, 1998 and 1999 as common stock to be issued.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997


6.   INCOME TAXES

     There were no material temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $500,000, $400,000 and $300,000 at May 31, 1999 and December 31, 1998 and 1997, respectively. These carryforwards will expire, if not utilized, in 2012-2014.

     The Company has deferred tax assets amounting to approximately $170,00, $135,000 and $102,000 at May 31, 1999, and December 31, 1998 and 1997,
     respectively, related to the net operating carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to going concern questions. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

7.   SUBSEQUENT EVENTS

     All of the Company's outstanding common shares and all the outstanding common shares of North Fork Publishing Group, Inc. ("NFPG"), an affiliated company were acquired in June 1999 by EWRX Internet Systems Inc. ("EWRX"). EWRX has agreed to pay $133,333 cash plus 1,000,000 restricted common shares for the Company and $66,667 cash plus 450,000 restricted common shares for NFPG and 150,000 common shares as a finders fee. The above transactions closed on June 15, 1999.

                        NORTH FORK PUBLISHING GROUP, INC.

                              FINANCIAL STATEMENTS

             May 31, 1999 (Unaudited) and December 31, 1998 and 1997






















                                      with

                          Independent Auditors' Report

                        NORTH FORK PUBLISHING GROUP, INC.

                          INDEX TO FINANCIAL STATEMENTS


                                                                      Page
                                                                      ----

Independent Auditors' Report for December 31, 1998 and 1997............F-2

Balance Sheets at May 31, 1999 (Unaudited)
     and December 31, 1998 and 1997....................................F-3

Statements of Operations
     for the Five Months Ended May 31, 1999 (Unaudited) and
     for the Years Ended December 31, 1998 and 1997....................F-4

Statements of Changes in Stockholders' Equity (Deficit)
     for the Five Months Ended May 31, 1999 (Unaudited) and
     for the Years Ended December 31, 1998 and 1997....................F-5

Statements of Cash Flows for the Five Months Ended
     May 31, 1999 (Unaudited) and the Years Ended
     December 31, 1998 and 1997........................................F-6

Notes to Financial Statements..........................................F-7

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
North Fork Publishing Group, Inc.

We have audited the accompanying balance sheets of North Fork Publishing Group, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Fork Publishing Group, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                             Jackson & Rhodes P.C.



Dallas, Texas
July 30, 1999

                        NORTH FORK PUBLISHING GROUP, INC.
                                 BALANCE SHEETS



                                     Assets

                                       May 31,              December 31,
                                                     ------------------------
                                        1999            1998           1997
                                    ------------     ---------       --------
                                    (Unaudited)
Current assets:
   Cash                             $   20,537       $ 11,383        $   123
   Accounts receivable                   3,185         13,818          1,850
   Due from shareholders                     -          2,450            950
                                    ----------       --------        -------
                                    $   23,722       $ 27,651        $ 2,923
                                    ==========       ========        =======


                 Liabilities and Stockholders' Equity (Deficit)


Current liabilities:
   Accounts payable                 $   15,077       $      -         $  346
   Due from affiliates                  12,914              -              -
                                    ----------       --------         -------
     Total current liabilities          27,991              -            346

Commitments and contingencies
  (Note 2)                                   -              -               -

Stockholders' equity (deficit):
   Common stock, no par value,
       50,000 shares authorized
       7,350 shares issued and
       outstanding                         735            735              735
   Common stock to be issued
     (Note 3)                          183,134        151,560           75,780
   Retained earnings (deficit)        (188,138)      (124,644)         (73,938)
                                    ----------       --------          -------
       Total stockholder's equity
        (deficit)                       (4,269)        27,651            2,577
                                    ----------       --------          -------
                                    $   23,722       $ 27,651         $  2,923
                                    ==========       ========         =========



                 See accompanying notes to financial statements.

                        NORTH FORK PUBLISHING GROUP, INC.
                            STATEMENTS OF OPERATIONS



                                   Five Months
                                      Ended                Years Ended
                                     May 31,              December 31,
                                                    ----------------------------
                                      1999             1998             1997
                                   -------------    ----------       -----------
                                   (Unaudited)
Revenues:
   Advertising                     $   2,222         $    4,064      $       55
   Networking                          3,550             10,725             300
   Programming                        34,051             70,037          21,350
                                   -----------       ----------      ----------
         Total revenues               39,823             84,825          21,705
                                   -----------       ----------      ----------

Expenses:
   Operating                          74,940            124,626          94,505
   General and administrative         29,777             10,905             888
                                   -----------       ----------      ----------
        Total expenses               104,717            135,531          95,393
                                   -----------       ----------      ----------
           Loss from operations      (64,894)           (50,706)        (73,688)

Other income                           1,400                  -               -
                                   -----------       ----------       ----------
Net loss                           $ (63,494)        $  (50,706)     $  (73,688)
                                   ==========        ==========      ==========





                 See accompanying notes to financial statements.

                        NORTH FORK PUBLISHING GROUP, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Five Months Ended May 31, 1999 and Years Ended
                           December 31, 1998 and 1997


                                                    Common Stock         Shares        Accumulated
                                              ------------------------    To be
                                               Shares        Amount      Issued         Deficit          Total
                                              ----------   -----------  ---------      ------------     --------
Balance, December 31, 1996                     7,350        $    735    $       -     $    (250)       $     485

Common stock to be issued for services
  (Note 3)                                         -               -       75,780             -           75,780

Net loss                                           -               -             -      (73,688)         (73,688)
                                              ------        --------    ----------    ---------        ---------

Balance, December 31, 1997                     7,350             735        75,780      (73,938)           2,577

Common stock to be issued for services
  (Note 3)                                         -               -        75,780            -           75,780

Net loss                                           -               -             -     (50,706)          (50,706)
                                              ------        --------    ----------    ---------        ---------
Balance, December 31, 1998                     7,350             735       151,560     (124,644)          27,651

Common stock to be issued for services
  (Note 3)                                         -               -        31,574            -           31,574

Net loss                                           -               -             -      (63,494)         (63,494)
                                              ------        --------    ----------    ---------        ---------

Balance, May 31, 1999 (unaudited)              7,350        $    735    $  183,134    $(188,138)       $ ( 4,269)
                                              ======        ========    ==========    =========        =========





                 See accompanying notes to financial statements.
                                       F-5

                                           NORTH FORK PUBLISHING GROUP, INC.
                                               STATEMENTS OF CASH FLOWS





                                                             Years Ended
                                         May 31,             December 31,
                                                     ---------------------------
                                          1999          1998             1997
                                      -----------    ----------      -----------
                                      (Unaudited)

Net loss                              $ (63,494)     $  (50,706)     $  (73,688)
Adjustments to reconcile net income
 (loss) to net cash provided by
 (used in) operating activities:
  Common stock to be issued for
    services                             31,574          75,780          75,780
  Changes in assets and liabilities:
    Accounts receivable                  10,633         (11,968)         (1,850)
    Accounts payable                     15,077            (346)            346
                                      ------------   ----------      -----------
     Net cash provided by (used in)
      operating activities               (6,210)         12,760             588
                                      ------------   ----------      -----------

Cash flows from financing activities:
  Advances (to) from shareholder         15,364          (1,500)           (950)
                                      ------------   ----------      -----------

Net increase (decrease) in cash           9,154          11,260            (362)

Cash at beginning of period              11,383             123             485
                                      ------------   ----------      -----------

Cash at end of period                  $ 20,537      $   11,383      $      123
                                      ============   ==========      ===========









                 See accompanying notes to financial statements.

                        NORTH FORK PUBLISHING GROUP, INC.
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business
     -----------------------
     The Company was incorporated on March 13, 1996, under the state of Washington Business Corporation Act. The Company was established to provide internet marketing, design and internet database services on a contract basis to selected clients.


     Use of Estimates and Assumptions
     --------------------------------
     Preparation  of the  Company's  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Cash and Cash Equivalents
     -------------------------
     The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

     Property, Equipment and Depreciation
     ------------------------------------
     Property and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

     Income Taxes
     ------------
     The Company has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the stockholders of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes for those periods as taxes are the personal responsibility of the Company's stockholders.

                       NORTH FORK PUBLISHING GROUP, INC.
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997


2.   COMMITMENTS AND CONTINGENCIES

     Lease Commitments
     -----------------
     The Company leases office space under an operating lease which expires November 30, 1999. Future minimum rental commitments for the remaining years amount to $8,811.

     Rent expense for the year ended December 31, 1998 amounted to $2,643. The Company incurred no rent expense during 1997.

     Fair Value of Financial Instruments
     -----------------------------------
     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

     Concentration of Credit Risk
     ----------------------------
     The Company invests its cash and certificates of deposit primarily in deposits with major banks.

     Revenue Concentration
     ---------------------
     One customer comprised approximately 10% of the Company's revenues in 1998.

     Uncertainty Due to the Year 2000 Issue
     --------------------------------------
     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

                       NORTH FORK PUBLISHING GROUP, INC.
                          Notes to Financial Statements
                          May 31, 1999 (Unaudited) and
                           December 31, 1998 and 1997


3.   COMMON STOCk

     During June 1999, the Company issued 3,556 shares to an employee and a consultant as compensation for services over the previous 29 months. The Company has valued the shares at $51.50 each, aggregating $183,134 and has accounted for the shares as an expense during 1997, 1998 and 1999 as common stock to be issued.

4.   SUBSEQUENT EVENTS

     All of the Company's outstanding common shares and all the outstanding common shares of Classic Car Source, Incorporated ("CCS"), an affiliated company, were acquired in June 1999 by EWRX Internet Systems Inc.("EWRX"). EWRX has agreed to pay $133,333 cash plus 1,000,000 restricted common shares for CCS and $66,667 cash plus 450,000 restricted common shares for the Company and 150,000 common shares as a finder's fee. The above transactions closed on June 15, 1999.

5.   RELATED PARTY TRANSACTIONS

     As of May 31, 1999, the Company was indebted to EWRX and CCS in the aggregate amount of $12,914.

                                    PART III

Item 1.   INDEX TO EXHIBITS

Exhibit
Number                  Description
---------               -----------
2.1 (i)    "STOCK PURCHASE AND SALE AGREEMENT" (April 11, 1999)

 2.1 (ii)  "MERGER AGREEMENT AND PLAN OF REORGANIZATION" (June 15, 1999)

2.3 (i)    Agreement with Optima Promotions (September 1, 1998).

 2.3 (ii)  Agreement with Harmonic Research Inc. (July 12, 1999)

 3.1       Articles of Incorporation of the Registrant. (June 24, 1999)

 3.2       By-laws of the Registrant. (June 25, 1999)

 3.3       Specimen certificate for Common Stock, $0.001 par value.

 10.1 (i)  Employment agreement with Johnscott Lee. (May 4, 1999)

 10.1 (ii) Employment agreement with Dan Jondron. (May 4, 1999)

10.4       Letter of Intent - EWRX Internet Systems Inc. & Xceed, Inc.
            (July 6, 1999)

10.5 (i)   Stock Option Plan of the Registrant. (August 18, 1999)

10.5 (ii)  Stock Option Agreements (May 6, 1999)

22.1 (i)   Subsidiaries of the Registrant.

22.1 (ii)  COMPANY STRUCTURE

24.1       Consent of Independent Auditors

27         Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     EWRX INTERNET SERVICES INC.
                                             (Registrant)


                                           August 31, 1999
                                  ----------------------------------
                                                (Date)


                                        /s/ Ronald C. Davis
                                  ----------------------------------
                                         Ronald C. Davis
                                        Director, President and
                                        Chief Executive Officer



                                        /s/ Richard P. Ott
                                  ----------------------------------
                                            Richard P. Ott
                                        Director and Treasurer